                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15)*

                             Re Capital Corporation
                             ----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.10 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  754904 10 0
                            -----------------------------------
                                 (CUSIP Number)

                               Frank S. Cottrell
                                Deere & Company
                                John Deere Road
                            Moline, Illinois  61265
                           Telephone:  (309) 765-8000
                           --------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                January 11, 1995
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 1 of 20 Pages)

CUSIP No. 754904 10 0

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
            John Deere Insurance Group, Inc.
            ---------------------------------------
            I.R.S. ID No. 37-0985304
            ---------------------------------------


(2)  Check the Appropriate Box if a Member of Group (See Instructions)

[ ]  (a)
         -----------------------------------------------------------------------

[ ]  (b)
         -----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Sources of Funds (See Instructions) ---------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization       DELAWARE
                                           ------------------

     Number of                    (7)  Sole Voting Power           3,087,598
      Shares                                             -----------------------
    Beneficially                  (8)  Shared Voting Power         ----
   Owned by Each                                           ---------------------
  Reporting Person                (9)  Sole Dispositive Power      3,086,998
      With                                                   -------------------
- ----------------
                                 (10)  Shared Dispositive Power    ----
                                                                ----------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person    3,087,598
                                                                   -----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


(13) Percent of Class Represented by Amount in Row (11)
            44.6%
     -----------------------------------------------

(14) Type of Reporting Person (See Instructions)   CO
                                                -------

                             (Page 2 of 20 Pages)

  This Amendment No. 15 relates to the Statement on Schedule 13D filed by John Deere Insurance Company with the Securities and Exchange Commission on March 20, 1989, as amended (the "Schedule 13D"). Capitalized terms not otherwise defined herein have the meanings given them in the Schedule 13D.

  Items 2, 4, 5, 6 and 7 of the Schedule 13D are amended to add the following information.

Item 2.  Identity and Background.
         -----------------------

  Information concerning the directors and executive officers of John Deere Insurance Group, Inc. ("JDIG") and Deere & Company is set forth in Schedule A hereto, which is hereby incorporated by reference. During the last five years, neither JDIG nor Deere & Company or, to the best of their knowledge, any director or executive officer of JDIG or Deere & Company listed in Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.
         ----------------------

  Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

  On January 11, 1995, Zurich Reinsurance Centre Holdings, Inc., a Delaware corporation ("ZRC"), ZRC Merger-Sub Corp., a Delaware corporation and a wholly owned subsidiary of ZRC (the "Sub"), and the Company entered into a merger agreement dated as of January 11, 1995 (the "Merger Agreement") pursuant to which the Sub will be merged with and into Re Cap in a transaction (the "Merger") in which each outstanding share of the Company's Common Stock will be converted into the right to receive $18.50 in cash.

  Simultaneously with the execution of the Merger Agreement, JDIG and ZRC entered into an Option and Voting Agreement dated as of January 11, 1995 (the "Option and Voting Agreement") pursuant to which JDIG agreed to vote all of its shares of the Company's Common Stock (the "JDIG Shares") in favor of the Merger Agreement and any other related transactions or matters presented in connection with the Merger and against any other proposal which provides for any merger, sale of assets or other Third Party Business Combination (as defined in the Merger Agreement) between the Company (or any subsidiary of the Company) and any other person or entity or which is otherwise inconsistent with the Merger or the Merger Agreement.

  Pursuant to the Option and Voting Agreement, JDIG also granted to ZRC an option to purchase from JDIG all but not less than all of the JDIG Shares at a purchase price (the "Purchase Price") of $18.50 per share in cash (the "Option"). The Option is exercisable if (i) a Third

                             (Page 3 of 20 Pages)

Party Business Combination (as defined in the Merger Agreement) occurs or (ii) the Merger Agreement is terminated and ZRC is entitled to payment of expenses and a fee.

  The Option and Voting Agreement also provides that if, after purchasing the JDIG Shares pursuant to the Option, ZRC or any of its affiliates receives any cash or non-cash consideration in respect of the JDIG Shares in connection with a Third Party Business Combination (as defined in the Merger Agreement) during the period commencing on the date of the purchase under the Option and ending on the first anniversary thereof, ZRC will promptly pay over to JDIG, as an addition to the Purchase Price, (A) the excess, if any, of the value of such consideration over the aggregate Purchase Price paid for the JDIG Shares by ZRC less (B) the amount of any federal, state, local or other tax paid or payable as a result of, or otherwise attributable to, the sale or other disposition of the JDIG Shares by ZRC.

  The Option and Voting Agreement will terminate on the earlier of (a) the effective date of the Merger and (b) the date of termination of the Merger Agreement, unless the Merger Agreement is terminated (i) by ZRC as a result of its conditions not being satisfied or a material breach by the Company or (ii) by the Company after a reasonable determination by the Board of Directors of the Company that a Business Combination (as defined in the Merger Agreement) will result in a Superior Proposal (as defined in the Merger Agreement), in which case the Option and Voting Agreement will terminate 15 days after termination of the Merger Agreement; provided, however, that if, during such 15-day period,
                      --------  -------
ZRC delivers notice of its exercise of the Option, the Option and Voting Agreement will terminate six months after termination of the Merger Agreement.

  Other than as indicated above, JDIG does not have any present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to

                             (Page 4 of 20 Pages)

Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

  Neither JDIG or Deere & Company, nor, to the best of their knowledge, any director or executive officer of JDIG or Deere & Company listed in Schedule A hereto, has effected any transactions in the Company's Common Stock during the past sixty days.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

  See Item 4 for a description of the Option and Voting Agreement, which is incorporated herein by reference.

  Except as set forth above in Item 4 and except as previously reported, to the best of JDIG's knowledge, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withhholding of proxies.


Item 7.  Financial Statements, Pro Forma Financial Information and Exhibits.
         ------------------------------------------------------------------

  The following exhibit is filed as part of this Statement on Schedule 13D:

   Exhibit 18. Option and Voting Agreement, dated as of January 11, 1995 between John Deere Insurance Group, Inc. and Zurich Reinsurance Centre Holdings, Inc.

                             (Page 5 of 20 Pages)

Signature
- ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 12, 1995


                                 JOHN DEERE INSURANCE GROUP, INC.


                                 By      /s/ E. L. Schotanus
                                    -----------------------------------------
                                    Name:  Eugene L. Schotanus
                                   Title:  Chairman

                             (Page 6 of 20 Pages)

                                   SCHEDULE A

      Directors and Executive Officers of John Deere Insurance Group, Inc.
      --------------------------------------------------------------------

          Set forth below are the names and present principal occupation or employment of each director and executive officer of John Deere Insurance Company, Inc. Unless otherwise indicated, each of such persons is a citizen of the United States of America and has a business address at John Deere Insurance Group, Inc., 3400 80th Street, Moline, Illinois 61265.

DIRECTORS
- ---------

     Name                     Principal Occupation or Employment
     ----                     ----------------------------------

Hans W. Becherer              Chairman and Chief Executive Officer,
     Deere & Company          Deere & Company
     John Deere Road
     Moline, IL  61265

George G. D'Amato             Senior Partner, D'Amato & Lynch
     D'Amato & Lynch
     70 Pine Street
     New York, NY  10270

Joseph W. England             Senior Vice President, Deere & Company
     Deere & Company
     John Deere Road
     Moline, IL  61265

Dennis E. Hoffman             President, John Deere Insurance Group, Inc.;
     Deere & Company          Vice President, Deere & Company
     John Deere Road
     Moline, IL  61265

Pierre E. Leroy               Vice President and Treasurer, John Deere
     Deere & Company          Insurance Group, Inc.; Senior Vice President
     John Deere Road          and Chief Financial Officer, Deere & Company
     Moline, IL  61265

Michael P. Orr                President, John Deere Credit Company;
     Deere & Company          Vice President, Deere & Company
     John Deere Road
     Moline, IL  61265

Michael S. Plunkett           Senior Vice President, Deere & Company
     Deere & Company
     John Deere Road
     Moline, IL  61265

                              (Page 7 of 20 Pages)

                                  SCHEDULE A
                                  (continued)

      Directors and Executive Officers of John Deere Insurance Group, Inc.
      --------------------------------------------------------------------

     Name                        Principal Occupation or Employment
     ----                        ----------------------------------

Conor D. Reilly                  Partner, Gibson, Dunn & Crutcher
     Gibson, Dunn & Crutcher
     200 Park Avenue
     New York, NY  10166

Ruth E. Salzman                  Retired Executive Vice President and Actuary of
     1556 Pine Street            Century Insurance Co.
     Stevens Point, WI  54481

Eugene L. Schotanus              Chairman, John Deere Insurance Group, Inc.;
     Deere & Company             Executive Vice President, Deere & Company
     John Deere Road
     Moline, IL  61265

Robert D. Shapiro                President, The Shapiro Network, Inc.
     312 East Wisconsin Avenue
     Suite 700
     Milwaukee, WI  53202

Leroy J. Simon                   Self-employed insurance industry consultant
     59 Skyline Drive
     Morristown, NJ  07960

Arthur M. Smith                  Retired Chairman, First Interstate Bank of
     First Interstate Bank       Nevada
      of Nevada
     One East 1st Street, 4th Floor
     Reno, NV  89520

David H. Stowe, Jr.              President and Chief Operating Officer, Deere &
     Deere & Company             Company
     John Deere Road
     Moline, IL  61265

                             (Page 8 of 20 Pages)

                                  SCHEDULE A
                                  (continued)

      Directors and Executive Officers of John Deere Insurance Group, Inc.
      --------------------------------------------------------------------


EXECUTIVE OFFICERS.
- -------------------

          Name                   Position
          ----                   --------

     Eugene L. Schotanus         Chairman

     Dennis E. Hoffman           President

     Robert E. Nixon             Senior Vice President

     Robert D. Schauenberg       Senior Vice President

     George Estok                Senior Vice President

     James L. Harlin             Senior Vice President

     Robert D. Holland           Senior Vice President

     Pierre E. Leroy             Vice President and Treasurer

                             (Page 9 of 20 Pages)

                                   SCHEDULE A
                                  (continued)

              Directors and Executive Officers of Deere & Company
              ---------------------------------------------------

          Set forth below are the names and present principal occupation or employment of each director and executive officer of Deere & Company. Unless otherwise indicated, each of such persons is a citizen of the United States of America and has a business address at Deere & Company, John Deere Road, Moline, Illinois 61265.

DIRECTORS
- ---------

     Name                         Principal Occupation or Employment
     ----                         ----------------------------------

Hans W. Becherer                  Chairman and Chief Executive Officer, Deere &
                                  Company

John R. Block                     President, National American Wholesale
       201 Park Washington Court  Grocers' Association
       Falls Church, VA  22046

Leonard A. Hadley                 Chairman and Chief Executive
     403 W. 45 St. North          Officer, Maytag Corporation
     Newton, IA  50208

Regina E. Herzlinger              Professor of Business Administration, Harvard
     Harvard Bus. School          Business School.
     Soldiers Field, Rd.
     Boston, MA  02163

Samuel C. Johnson                 Chairman of S.C. Johnson & Son, Inc.
     1525 Howe Street
     Racine, WI  53403

Arthur L. Kelly                   Managing Partner, KEL Enterprises L.P.
     Suite 1117
     135 S. LaSalle St.
     Chicago, IL  60603

Agustin Santamarina V.            Of Counsel and retired Senior Partner,
     Santamarina y Steta          Santamarina y Steta
     Edificio "Omega"
     Campos Eliseos No. 345-20, piso
     Chapultepec Polanco
     11560 Mexico, D.F., Mexico
     (Citizen of Mexico)

                             (Page 10 of 20 Pages)

                                  SCHEDULE A
                                  (continued)

              Directors and Executive Officers of Deere & Company
              ---------------------------------------------------

     Name                         Principal Occupation or Employment
     ----                         ----------------------------------

William A. Schreyer              Chairman Emeritus, Merrill Lynch & Co., Inc.
     Merrill Lynch & Co., Inc.
     800 Scudders Mill Road
     Plainsboro, NJ  08536

David H. Stowe, Jr.              President and Chief Operating Officer,
                                 Deere & Company

John R. Walter                   Chairman and Chief Executive Officer of
     The Donnelley Bldg.         R.R. Donnelley & Sons Company
     77 W. Wasker Drive
     Chicago, IL  60601

Dr. Arnold R. Weber              Chancellor, Northwestern University
     633 Clark St.
     Evanston, IL  60208-1100

                             (Page 11 of 20 Pages)

                                   SCHEDULE A
                                  (continued)

              Directors and Executive Officers of Deere & Company
              ---------------------------------------------------


EXECUTIVE OFFICERS.
- -------------------

          Name                   Position
          ----                   --------

     Hans W. Becherer            Chairman and Chief Executive Officer

     David H. Stowe, Jr.         President and Chief Operating Officer

     Bernard L. Hardiek          Executive Vice President

     Eugene L. Schotanus         Executive Vice President

     Joseph W. England           Senior Vice President

     Michael Frank               Senior Vice President

     Ferdinand F. Korndorf       Senior Vice President

     John K. Lawson              Senior Vice President

     Pierre E. Leroy             Senior Vice President and Chief Financial
                                 Officer

     Michael S. Plunkett         Senior Vice President

     Frank S. Cottrell           Vice President, General Counsel and
                                 Secretary

                             (Page 12 of 20 Pages)

                                 EXHIBIT INDEX
                                 -------------



                    Exhibit                                                Page
                    -------                                                ----


Exhibit 18. Option and Voting Agreement, dated as of January 11, 1995, between John Deere Insurance Group, Inc. and Zurich
            Reinsurance Centre Holdings, Inc. . . . . . . . . . . . . . . .  14

                             (Page 13 of 20 Pages)